EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, 2004, 2003, and 2002
(DOLLARS IN THOUSANDS)

	2006	2005	2004	2003	2002
Income (loss) before provision (benefit) for income taxes from continuing operations	$55,617	$70,352	$26,203	$26,959	$(17,626)
Fixed charges (a)	115,217	120,002	120,400	121,165	118,114
Earnings available for fixed charges	170,834	190,354	146,603	148,124	100,488
Fixed charges (a)	115,217	120,002	120,400	121,165	118,114
Excess of earnings over fixed charges (b)	$55,617	$70,352	$26,203	$26,959	$(17,626)

Ratio of earnings to fixed charges	1.48	1.59	1.22	1.22	—
Earnings available for combined fixed charges and preferred stock dividends	$170,834	$198,632	$162,265	$164,047	$116,411
Combined fixed charges and preferred stock dividends (c)	115,217	128,280	136,062	137,088	134,037
Excess of earnings over combined fixed charges and preferred stock dividends (d)	$55,617	$70,352	$26,203	$26,959	$(17,626)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.48	1.55	1.19	1.20	—

(a)             Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount, capitalized interest and amortization of deferred financing costs.

(b)            Earnings were inadequate to cover fixed charges for the year ended December 31, 2002.  Additional earnings of $17,626 would have been required to cover fixed charges in the year ended December 31, 2002.

(c)             Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount and premium, capitalized interest and deferred financing costs and preferred stock dividends.  Preferred stock dividends are divided by (1 — effective tax rate) with the tax rate being 39.55% for the year ended December 31, 2005 and 35.00% for the years ended December 31, 2004, 2003, and 2002.  On June 15, 2005, we completed an exchange of our Series D Convertible Exchangeable Preferred Stock into Convertible Debentures, due 2012.  Accordingly, there were no preferred stock dividends paid in 2006.

(d)            Earnings were inadequate to cover fixed charges and preferred stock dividends for the year ended December 31, 2002.  Additional earnings of $17,626 would have been required to cover fixed charges and preferred stock dividends in the year ended December 31, 2002.